SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     Date of Report: February 19, 2002



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      /X/  Form 20-F                       /_/  Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      /X/  Yes                             /_/  No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                   This Form 6-K consists of Biora AB's financial Year End Report for 2001 dated February 19, 2002.



                            YEAR END REPORT 2001

                              Biora AB (publ)

                             February 19, 2002


                                4th Qtr   4th Qtr   Full year   Full year
                                  2001     2000        2001        2000

Net sales, MSEK                   32.9      22.7       110.7         89.2
------------------------------------------------------------------------------
Operating profit / loss,           0.2     -24.4       -26.5       - 78.7
MSEK
------------------------------------------------------------------------------
Net  profit / loss,                0.6     -24.0       -25.1       - 76.1
MSEK
------------------------------------------------------------------------------


      o Sales during 2001 increased by 24 percent to SEK 110.7 million (compared to SEK 89.2 million for 2000). The increase occurred primarily in the German (42%) and the U.S. markets (39%).

      o Sales in fourth quarter 2001 increased by 45% to SEK 32.9 million (compared to SEK 22.7 million for Q4, 2000).

      o The net loss for the year 2001 was SEK 25.1 million (SEK 76.1 million loss in 2000).

      o     Donna Janson was appointed President and CEO as of January
            2002.

      o     EmdogainGel has been approved for the Japanese Market.

      o Biora entered into a licensing agreement with Molnlycke Health Care AB for Biora's BioEx wound-healing project.

Biora develops, manufactures and sells biology-based products to dentists. Its principal product, EmdogainGel, which is approved for sale in Europe, North America and Japan, naturally regenerates the tooth-supporting structure that the tooth has lost due to periodontitis. Biora's American Depositary Shares are quoted on the OTC market in the U.S. and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.


REPORT FOR THE YEAR 2001.

(Throughout this report, figures for the comparable period in year 2000 are noted in parentheses immediately following the year 2001 figures.)

Biora's net sales for 2001 amounted to SEK 110.7 million (SEK 89.2 million). This represents an increase in revenue of 24% (12% at fixed rates of exchange). The increase in sales occurred primarily in the German and U.S. markets. There were no deliveries made to Japan in 2001, compared to SEK 6.0 million in 2000. In markets excluding Japan sales increased by 33%.

Net sales for the fourth quarter were SEK 32.9 million (SEK 22.7 million), an increase of 45% (35% at fixed rates of exchange).

                       Sales by quarter, SEK million

                              [Table Omitted]

                  Rolling twelve months sales reported by
                  quarter, Q4 1999 - Q4 2001. SEK million

                              [Graph Omitted]


MARKETS

Strong sales growth in the U.S market

The United States is Biora's single largest market. Sales in 2001 were SEK
60.8 million (SEK 43.8 million) an increase of 39% in SEK and 23% in local currency compared to 2000. Sales in the fourth quarter 2001 amounted to SEK
18.5 million (SEK 11.7 million). The increase in sales can partly be explained by a rebound from Biora's slow sales volume in September due to the events of September 11, 2001, and partly by Biora's activities in connection with the American Academy of Periodontology Annual Meeting
(AAP). In January 2002, Christopher Pallotto was appointed as the new President of Biora Inc, Biora's U.S. subsidiary. He replaced Donna
Janson, who was appointed CEO and President of Biora AB. Christopher Pallotto has been responsible for Biora Inc's sales organization since 1998.

Sales in the German market increased by 42% in 2001

Germany is Biora's largest market in Europe. Sales in 2001 amounted to SEK
23.9 million (SEK 16.8 million) an increase of 42% (31% in local currency) compared to 2000. Sales in the fourth quarter of 2001 were SEK 6.9 million (SEK 5.0 million).

EmdogainGel registered for sale in Japan

EmdogainGel was registered by the Japanese regulatory authority in December 2001. The decision enables Biora, via its Japanese partner Seikagaku, to introduce EmdogainGel in the world's second largest periodontal market. The introduction of EmdogainGel is expected to take place during the first quarter of 2002. There were no shipments to Japan during 2001, compared to deliveries of Emdogain valued at SEK 6.0 million in 2000.

Introduction of EmdogainGel TS in Europe

The introduction of EmdogainGel TS began in Germany and the Nordic markets during the month of October and in Italy in November. The initial introduction of the product was successful and EmdogainGel TS has received a positive response from Biora's customers.

New distributor in Italy

Beginning in February 2002, Biora has a new distributor for EmdogainGel in the Italian market. The distributor, Dental Trey, has 60 dental sales representatives.


RESEARCH AND DEVELOPMENT

Biora's research is focused on developing new, proprietary products for the dental market, and on expanding the indications for EmdogainGel.

Ongoing dental projects include:

o An enamel matrix protein-based product for endodontic therapy (treatment of dental pulp) - a phase I trial is underway.
o An enamel matrix protein-based product to reduce pain and discomfort following scaling and root planing of periodontal pockets - a phase
     II study is ongoing.
o Product to treat dry mouth (xerostomia) - a phase I study on healthy volunteers with this patent-protected pharmaceutical product was initiated during 2001.
o Development of a new product for growth of hard tissues, such as bone and dentin (MATRIX project). For this project, Biora and four University clinics, received a grant of 2.5 million euro over the next four years from the European Commission. Biora retains the commercial rights to all products derived from the project.


Clinical studies with Emdogain

Clinical studies are in progress to document additional potential indications for EmdogainGel. These indications include the treatment of periodontal defects between the dental roots, called furcation involvement, which occur in posterior teeth that have more than one root and the surgical treatment of recession defects. Regarding the latter indication, Biora has conducted clinical studies using Emdogain in Europe and the United States. Two different study designs were utilized, as there are differences in the treatment of recession defects in the U.S. and Europe. Results from Europe showed quicker healing of soft tissues and less pain and discomfort with Emdogain compared to conventional treatment. However it was not possible to demonstrate significant improvement in soft tissue covering of the exposed root surface. Results from the study design used in the United States showed that treatment with Emdogain provided clear advantages over conventional methods and also resulted in quicker soft tissue healing compared to the control group. Due to these results, Biora will continue to develop this indication directed toward the American market.



OTHER INFORMATION

New CEO and CFO at Biora

Donna Janson was appointed as Biora's new President and CEO on January 1, 2002. She was previously responsible for Biora's American subsidiary which she established in 1996. Kerstin Palsson, Biora's Group
Controller since 1997 was appointed as Chief Financial Officer on January
1, 2002.

Biora has entered into a licensing agreement for its BioEx wound-healing project

In December 2001, Biora signed a licensing agreement with Molnlycke
Health Care AB in regards to Biora's development project in the area of wound healing. The wound-healing project aims to develop a new product outside the oral cavity for use by patients suffering from chronic skin ulcers. The licensing agreement gives Molnlycke Health Care the exclusive rights to develop and market the wound healing product worldwide, excluding Japan. Under the licensing agreement, Biora has received a lump sum payment of SEK 10 million and will receive additional payments if certain defined goals are achieved. Upon successful product registration in Europe and the U.S., the total sum of these payments will amount to SEK 45 million. In addition, Biora will also receive a royalty payment on sales of the new wound-healing product.

New Directors of the Board

At the Extraordinary General Meeting of Biora, held in Malmo on January 22, 2002, shareholders voted to expand the Board of Directors and elected three new members: Nils Bohlin, Jan Kvarnstrom and Lars Spongberg, to serve until the next Annual General Meeting on April 29, 2002. Director Tomas Hammargren had previously announced his desire to resign from the Board of Directors at year-end due to other responsibilities. At the meeting, Shareholders also approved to increase the Board's compensation by SEK 67,000 to SEK 867,000.

Biora has delisted its American Depositary Receipts from Nasdaq

Biora delisted its American Depositary Receipts (ADRs) from the Nasdaq National Market on January 31, 2002. The Biora ADRs are now quoted on the Over-the-Counter (OTC) Market with bid and ask prices published and distributed by Pink Sheets LLC. The principal reason for the voluntary delisting was that Biora did not comply with Nasdaq's new quantitative listing standards in regards to the minimum equity requirements. Biora remains a registrant under the U.S. Securities Exchange Act of 1934.



FINANCIAL INFORMATION

Net sales

The group's net sales during 2001 increased to SEK 110.7 million (SEK 89.2 million). This corresponds to an increase of 24% (12% at fixed rates of exchange). For the fourth quarter net sales was SEK 32.9 million (SEK 22.7 million).

Results

Gross profit in year 2001 was SEK 87.9 million (SEK 68.0 million). The improvement is attributable to increased sales. Gross profit for the fourth quarter was SEK 27.3 million (SEK 16.7 million).

The operating loss in 2001 amounted to SEK 26.5 million (SEK 78.7 million loss). This is due partly to the increase in sales and partly to a decrease in operating costs. Selling expenses were reduced by SEK 1.4 million and research and development costs were reduced by SEK 16.0 million. R&D costs for 2000 includes amortization of capitalized R&D amounting to SEK 10.5 million. The capitalized R&D costs were completely amortized as per December 31, 2000. The reduction in administration expenses during 2001 is due to the fact that costs in connection with the licensing of the wound-healing project were allocated to other operating expenses. Other operating income and expenses ( SEK 12.3 million) consists of installment payments for license agreements related to the development project for xerostomia (dry mouth) and for the lump sum amount received from Molnlycke Health Care AB reduced by royalty payments to Industrifonden and administration costs associated with the licensing of the wound-healing project.

Operating profit for the fourth quarter was SEK 0.2 million (SEK 24.4 million loss).

Net financial items for 2001 were SEK 1.4 million (SEK 2.7 million). The reduction was primarily due to fewer liquid assets and therefore lower interest receipts during 2001 compared to 2000.

The net loss after tax in 2001 was SEK 25.1 million (SEK 76.1 million loss) corresponding to a loss of SEK 1.14 per share (SEK 3.59 loss) calculated on the average number of shares outstanding of 22,014,211 (21,203,800). The net profit after tax for the fourth quarter was SEK 0.6 million (24.1 million loss in 2000), which corresponds to a profit per share of SEK 0.03 (SEK 1.13 loss in 2000) based on the average number of shares outstanding of 23,753,800 ( 21,203,800).


Capital Expenditures

Capital expenditures for tangible long term assets and patents in 2001 were SEK 2.9 million (SEK 5.5 million).


Financial position

The net change in cash and cash equivalents in 2001 was negative SEK 2.3 million (negative SEK 59.0 million). During the fourth quarter 2001 the group's liquid assets increased as a result of the lump sum payment of SEK 10 million that Biora received in connection with the signing of the license agreement with Molnlycke Health Care. The SEK 2.4 million loan from Industrifonden relating to this research project was repaid at the same time. The Group's liquid funds were also increased by a net of SEK 25.0 million as a result of the new issue of shares in the third quarter.

At year-end, the group's liquid funds amounted to SEK 51.5 million (SEK
53.8 million), the equity/assets ratio was 60.6 % (55.8 %) and the group's equity amounted to SEK 55.9 million (SEK 50.9 million).

Current receivables increased by approximately 50% as a result of the increase in accounts receivable due from customers, primarily because of the increased sales.


Employees

At December 31, 2001, the Group had 83 employees, compared to 75 at December 31, 2000.

Parent company

Net sales for 2001 for the parent company amounted to SEK 54.8 million (SEK
53.6 million) and the loss before appropriations and income taxes was SEK
28.7 million (SEK 79.9 million loss).

Capital expenditures for tangible long-term assets and patents were SEK 1.4 million (SEK 2.8 million). Net change in cash and cash equivalents during 2001 was negative, in the amount of SEK 7.2 million (negative SEK 56.5 million). At the end of the reporting period, the parent company's liquid funds amounted to SEK 39.9 million (SEK 47.1 million), the equity/assets ratio was 77.9 % (69.2%) and shareholders' equity was SEK 72.2 million (SEK
65.5 million).

Proposed dividend

The group does not have any non-restricted retained earnings and therefore no dividends are proposed. The Board of Directors proposes that the accumulated loss on the balance sheet, SEK 22.1 million, be covered by charging the share premium reserve.

Accounting principles

The accounting principles and calculation methods used in this year-end report are the same as those used in the annual report 2000.

Coming financial information

Biora will publish financial information on the following dates:

Distribution of Annual Report                          End of March, 2002
Interim Report for the first quarter 2002              April 29, 2002
Annual General Meeting                                 April 29, 2002
Interim Report for the first six months 2002           August 23, 2002
Interim Report for the first nine months 2002          November 7, 2002


Malmo, February 19, 2002

Board of Directors of Biora AB (publ)


Biora AB has registered the trademarks Emdogain(R) and PrefGel(TM). In this report these registrations are only publicized in this paragraph.

------------------------------------------------------------------------------

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission

------------------------------------------------------------------------------
For further information, please contact:

- Tommie Johansson, Corporate Communications and Investor Relations, Biora, tel: +46 40-32 13 65 or +46 70 32 21 365
-     Donna Janson, President and CEO of Biora, tel: +46 40 32 12 28
-     Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-     http://www.biora.com



CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            2001          2001           2000          2001       2000
(Swedish GAAP)                                         Full year       4th Qtr        4th Qtr     Full year  Full year
                                                       (TUSD) 1)        (TSEK)         (TSEK)        (TSEK)     (TSEK)
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                 10 689        32 872         22 727       110 677     89 160
-----------------------------------------------------------------------------------------------------------------------
Costs of goods sold                                       -2 202        -5 569         -6 009       -22 797    -21 148
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                               8 487        27 303         16 718        87 880     68 012
-----------------------------------------------------------------------------------------------------------------------
Selling expenses                                          -7 436       -23 288        -21 480       -76 998    -78 387
-----------------------------------------------------------------------------------------------------------------------
Administrative expenses                                   -2 210        -5 825         -7 752       -22 880    -25 437
-----------------------------------------------------------------------------------------------------------------------
Research and development costs                            -2 587        -7 331        -11 811       -26 787    -42 789
-----------------------------------------------------------------------------------------------------------------------
Other operating income and expenses 2)                     1 190         9 359           -114        12 321       -110
-----------------------------------------------------------------------------------------------------------------------
Profit / Loss from operations                             -2 556           218        -24 439       -26 464    -78 711
-----------------------------------------------------------------------------------------------------------------------
Financial net                                                136           385            547         1 403      2 730
-----------------------------------------------------------------------------------------------------------------------
Profit / Loss after financial items                       -2 420           603        -23 892       -25 061    -75 981
-----------------------------------------------------------------------------------------------------------------------
Income tax 3)                                                 -3            27           -168           -34       -168
-----------------------------------------------------------------------------------------------------------------------
Profit / Loss for the period                              -2 424           630        -24 060       -25 095    -76 149
-----------------------------------------------------------------------------------------------------------------------



Profit / Loss per share 4)                                 -0,11          0,03          -1,13         -1,14      -3,59
-----------------------------------------------------------------------------------------------------------------------

Number of shares outstanding at the end of
the period (000s)                                         23 754        23 754         21 204        23 754     21 204
-----------------------------------------------------------------------------------------------------------------------

Average number of shares outstanding (000s)               22 014        23 754         21 204        22 014     21 204
-----------------------------------------------------------------------------------------------------------------------



1)  Average exchange rate Jan-Dec, 2001, USD 1 =SEK 10.3542

2) Instalments for license agreement regarding a development project for xerostomia are included in other operating income by 1,963 TSEK in the fourth quarter and by 4,965 TSEK during the full year 2001. In the fourth quarter other operating income also include a lump sum amounting to 10,000 TSEK for a licence agreement regarding a BioEx development project in wound-healing (non dental).

    In the fourth quarter other operating expenses include 1,200 TSEK in royalty expenses to the Swedish Industrial fund for the latter license agreement as well as 1,447 TSEK in administrative expenses in connection with the outlicensing of the wound-healing project.

3) The Company does not account for any tax income, neither regarding the loss for the full year nor regarding accumulated losses. Deferred tax assets have been reduced by a valuation allowance to the amount that is "more likely than not" to be realized. The net deferred tax asset is zero.

4) Profit / Loss per share has been calculated by dividing the profit / loss for the period by the average number of shares. Since the present value of the options exercise prices are higher than the net realizable value of the shares, the profit / loss per share before and after dilution is the same.




CONSOLIDATED BALANCE SHEETS


                                                        Dec 31,      Dec 31,        Dec 31,
(Swedish GAAP)                                             2001         2001           2000
                                                      (TUSD) 1)       (TSEK)         (TSEK)
--------------------------------------------------------------------------------------------
Intangible long term assets                                 671        6 948          7 112
--------------------------------------------------------------------------------------------
Tangible long term assets                                   361        3 738          6 442
--------------------------------------------------------------------------------------------
Financial long term assets                                   61          634          2 553
--------------------------------------------------------------------------------------------
Total long term assets                                    1 093       11 320         16 107
--------------------------------------------------------------------------------------------
Inventories                                                 757        7 836          6 878
---------------------------------------------------------------------------------------------
Current receivables                                       2 076       21 495         14 484
--------------------------------------------------------------------------------------------
Bank deposits                                             2 506       25 951         40 000
--------------------------------------------------------------------------------------------
Cash and bank                                             2 465       25 520         13 755
--------------------------------------------------------------------------------------------
Total current assets                                      7 804       80 802         75 117
--------------------------------------------------------------------------------------------

Total assets                                              8 897       92 122         91 224
--------------------------------------------------------------------------------------------

Shareholders' equity 2)                                   5 396       55 870         50 915
--------------------------------------------------------------------------------------------
Provisions                                                   29          305            261
--------------------------------------------------------------------------------------------
Long term liabilities 2), 3)                                 -            -           7 906
--------------------------------------------------------------------------------------------
Current liabilities 3)                                    3 472       35 947         32 142
--------------------------------------------------------------------------------------------

Total shareholders' equity and liabilities                8 897       92 122         91 224
--------------------------------------------------------------------------------------------



1) Average exchange rate Jan-Dec 2001, USD 1 =  10.3542

2) Change in shareholders' equity


                                                                         Other      Accumu-
                                                             Share  restricted       lated
                                                           capital      equity        loss           Total

Balance on January 1, 2001                                     848     144 862      -94 795         50 915
Disposition of loss in the Parent Company                              -79 874       79 874              0
Earlier received option premiums matured                                              5 320          5 320
Issuance of new shares                                         102      23 703                      23 805
Option premiums received *
                                                                         1 106                       1 106

Change in translation differences                                          207         -388           -181
Loss for the period                                                                 -25 095        -25 095

Balance on December 31, 2001                                   950      90 004      -35 084         55 870




* 186 out of the 1106 were included in the long term liabilities as of December 31 2000
3) The interest bearing liabilities amounted to zero on December 31, 2001, and to 2,400 TSEK on December 31, 2000.




STATEMENTS OF CASH FLOWS

Consolidated (TSEK)                                                          2001       2000        2001          2000
(Swedish GAAP)                                                            4th Qtr    4th Qtr   Full year     Full year


Profit / Loss for the period                                                  630    -24 060     -25 095       -76 149
-----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                               1 933      3 645       5 939         8 852
-----------------------------------------------------------------------------------------------------------------------
Change in capitalized research and development costs                            -      2 628           -        10 514
-----------------------------------------------------------------------------------------------------------------------
Other adjustments to reconcile net profit / loss to net cash flows
used in / from operating activites                                            -10        291          89           220
-----------------------------------------------------------------------------------------------------------------------
Change in assets and liabilities                                               62      3 997      -6 413           105
-----------------------------------------------------------------------------------------------------------------------
Net cash from / used in operating activities                                2 615    -13 499     -25 480       -56 458
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures (tangible assets and patents)                           -753     -1 432      -2 872        -5 498
-----------------------------------------------------------------------------------------------------------------------
Payments concerning other long-term receivables                                 -          -       1 920             6
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        -753     -1 432        -952        -5 492
-----------------------------------------------------------------------------------------------------------------------
Net cash used in / from financing activities                               -3 713      2 400      23 500         2 400
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                 -114          3         648           501
-----------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                    -1 965    -12 528      -2 284       -59 049
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
KEY RATIOS

Consolidated                                          2001        2000        1999         1998         1997
(Swedish GAAP)                                        Full        Full        Full         Full         Full
                                                      year        year        year      year 1)         year

Net sales (TSEK)                                   110 677      89 160      73 556       50 119       16 499
-------------------------------------------------------------------------------------------------------------
Gross margin, % 2)                                    79.4        76.3        79.0         78.3         66.5
-------------------------------------------------------------------------------------------------------------
R & D costs (TSEK) 3)                               26 787      42 789      41 597       39 980       21 207
-------------------------------------------------------------------------------------------------------------
Return on capital employed, % 4)                     -45.5       -83.7       -50.7        -40.0        -53.2
-------------------------------------------------------------------------------------------------------------
Return on equity,% 5)                                -47.0       -85.4       -50.8        -40.0        -58.1
-------------------------------------------------------------------------------------------------------------
Equity / assets ratio, % 6)                           60.6        55.8        78.3         86.6         81.9
-------------------------------------------------------------------------------------------------------------
Net debt / equity ratio, % 7)                        -92.1      -100.9       -88.5        -87.4       -103.0
-------------------------------------------------------------------------------------------------------------
Total equity (TSEK)                                 55 870      50 915     127 406      213 970      277 935
-------------------------------------------------------------------------------------------------------------
Average number of shares
outstanding, (000s) 8)                              22 014      21 204      21 204       21 204       20 571
-------------------------------------------------------------------------------------------------------------
Equity per share, SEK 8)                              2.54        2.40        6.01        10.09        13.51
-------------------------------------------------------------------------------------------------------------
Loss per share, SEK 8)                               -1.14       -3.59       -4.09        -2.83        -3.66
-------------------------------------------------------------------------------------------------------------
Cash flow per share, SEK 9)                          -0.10       -2.78       -3.50        -4.68        13.66
-------------------------------------------------------------------------------------------------------------





1) Return on capital employed and return on equity have been adjusted for the effect of the nonrecurring revenue from Seikagaku.

2) Gross profit divided by net sales.

3) R&D-costs are shown gross, including capitalized costs. During 2001, as well as during 1998, 1999 and 2000, no costs have been capitalized under the caption Capitalized R&D costs, which explains why the net and gross costs were equal, 26,787. (2.5% royalty to Astra on sales of Emdogain has been reclassified to costs of goods sold.)

4) Operating loss plus financial income divided by average total assets (total assets less non-interest- bearing operating liabilities including deferred taxes).

5) Net loss divided by average equity.

6) Shareholders' equity divided by total assets.

7) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.

8) The dilution effects of outstanding options have not been considered when calculating equity, loss and cash flow per share for the years 1997-2001 as the present values of the excercise prices at each year end have been higher than the net realizable value of the shares.

9) Net change in cash and cash equivalents divided by the average number of shares in accordance with note 8).



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          BIORA AB


Dated: February 19, 2002                  By: /s/  Kerstin Palsson
                                              -----------------------------
                                              Kerstin Palsson
                                              Chief Financial Officer